U.S. Securities and Exchange Commission
Washington, D.C. 20549

RECD S.E.C.
SEP 26 2003
1086

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

[redacted]

03033391

Residential Accredit Loans Inc.
Exact Name of Registrant as Specified in Charter

0000949493
Registrant CIK Number

Current Report on Form 8-K Series 2003-QS17 9/25/03
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-107959
SEC File Number of Registration Statement

PROCESSED
SEP 29 2003
THOMSON FINANCIAL

____
Name of Person Filing the Document
(if Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 25th day of September, 2003.

Residential Accredit Loans Inc.
(Registrant)

By: ______________________________
Joseph Orning
Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2003, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

NOTICE(Continued)

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION	FORMAT
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

03QS171B A1

Bond Description					
Name / Class:	03QS171B A1	Coll. Type:	WL	PAC Bands:	n/a
Cusip:		Orig. Balance:	$107,768,230.42	Settlement Date:	09/30/2003
Coupon:	5.500000 %	Net Coupon:	5.500000 %	Issue Date:	09/01/2003
Formula:	N/A	Gross Coupon:	6.100000 %	First Pay Date:	10/25/2003
Orig. Balance:	$100,000,000.00	Srvc Fee:	0.600000 %	Maturity Date:	n/a
Factor:	1.00000000	Orig. Term:	359 mos	Days Delay:	24
Factor date:	09/01/2003	Current WAM:	358 mos		
Current Cap:	N/A	Current Age:	1 mos		
Current Floor:	N/A	WAVG Loansize:	n/a		
Cur. Balance:	$100,000,000.00				

Curve type: Static

CMO Price -> Yield Sensitivity Table

Price	1*0 USR	1*.5 USR	1*1 USR	1*1.5 USR	1*2 USR	NULL	NULL	NULL	NULL
98-00	5.72090	5.89630	6.11140	6.35070	6.60320				
98-08	5.69660	5.84470	6.02650	6.22870	6.44200				
98-16	5.67230	5.79330	5.94190	6.10720	6.28150				
98-24	5.64810	5.74220	5.85770	5.98620	6.12180				
99-00	5.62400	5.69130	5.77390	5.86580	5.96280				
99-08	5.60000	5.64060	5.69050	5.74600	5.80450				
99-16	5.57610	5.59020	5.60750	5.62670	5.64700				
99-24	5.55230	5.54000	5.52480	5.50800	5.49020				
100-00	5.52860	5.49000	5.44260	5.38980	5.33420				
WAL	17.98	6.65	3.61	2.38	1.76				
Mod. Dur	10.46	4.95	3.01	2.09	1.59				
Spread	96.8	217.1	328.1	397.7	438.0				
First Date	10/25/03	10/25/03	10/25/03	10/25/03	10/25/03				
Last Date	01/25/32	05/25/23	11/25/15	05/25/11	12/25/08				

	1 mo	2 mo	3 mo	4 mo	5 mo	6 mo	7 mo	8 mo	9 mo	10 mo	11 mo	12 mo
CPR												

AVG	1 mo	3 mo	6 mo	9 mo	12 mo	Life
CPR						

COB: 09/22/2003	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	0.922	1.018	1.188	1.636	2.178	3.157	4.328	5.256
OnTR/Swp Spd	0.937	1.027	1.239	1.662/32	2.151/45	3.149/40	4.242/42	5.138/32
OnTR Price	99-25	99-16	100-29	100-20+	100-20	99-28+	100-02	103-14+

1 Mo L	3Mo L	11Cof	Prime
1.120	1.140	2.018	4.000

15Mtg	30Mtg	FN5.5Oct	FN5.0Oct
5.248	6.019	100-25+	98-14

CAP VOLS (years)					
1	2	3	5	10	30
40.880	49.690	44.460	34.620	24.670	19.110

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
23.280	25.510	16.670	12.320

Price-2-Call
No

Prepay Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elb Shift	Burnout Severity	Burnout Timing	Lockin Severity	Lockin Rate	MRate Shift	Refi Ramp	Surge	Model Version	Collateral Override
Settings	0	0	0	0	0	0	0	0	0	0	0	40	DEFAULT

Financial Engineering Group
Greenwich Capital Markets

User: leinwae
September 23, 2003 10:34 AM

03QS172B CB2

Bond Description					
Name / Class:	03QS172B CB2	Coll. Type:	WL	PAC Bands:	n/a
Cusip:		Orig. Balance:	$315,789,473.70	Settlement Date:	09/30/2003
Coupon:	5.750000 %	Net Coupon:	5.500000 %	Issue Date:	09/01/2003
Formula:	N/A	Gross Coupon:	6.100000 %	First Pay Date:	10/25/2003
Orig. Balance:	$152,796,000.00	Srvc Fee:	0.600000 %	Maturity Date:	n/a
Factor:	1.00000000	Orig. Term:	359 mos	Days Delay:	24
Factor date:	09/01/2003	Current WAM:	358 mos		
Current Cap:	N/A	Current Age:	1 mos		
Current Floor:	N/A	WAVG Loansize:	n/a		
Cur. Balance:	$152,796,000.00				

Curve type: Static

CMO Price -> Yield Sensitivity Table

Price	2*0 USR	2*.5 USR	2*1 USR	2*1.5 USR	2*2 USR	NULL	NULL	NULL	NULL
100-00	5.77630	5.69500	5.60730	5.52340	5.44310				
100-16	5.72060	5.53400	5.33290	5.14040	4.95630				
101-00	5.66540	5.37430	5.06060	4.76060	4.47380				
101-16	5.61050	5.21590	4.79060	4.38400	3.99550				
102-00	5.55610	5.05870	4.52270	4.01050	3.52130				
102-16	5.50210	4.90270	4.25690	3.64010	3.05110				
103-00	5.44850	4.74790	3.99330	3.27270	2.58500				
103-16	5.39520	4.59440	3.73170	2.90840	2.12280				
104-00	5.34240	4.44200	3.47210	2.54690	1.66450				
WAL	14.13	3.62	1.99	1.40	1.08				
Mod. Dur	9.00	3.12	1.83	1.31	1.03				
Spread	109.7	256.1	283.2	258.6	223.2				
First Date	10/25/03	10/25/03	10/25/03	10/25/03	10/25/03				
Last Date	10/25/26	09/25/11	12/25/07	08/25/06	11/25/05				

These Computational Materials should be accompanied by a one page disclaimer which must be read in its entirety by the addressee of this communication. If such disclaimer is not attached hereto, please contact your Greenwich Capital sales representative.

	1 mo	2 mo	3 mo	4 mo	5 mo	6 mo	7 mo	8 mo	9 mo	10 mo	11 mo	12 mo
CPR												

AVG	1 mo	3 mo	6 mo	9 mo	12 mo	Life
CPR						

COB: 09/22/2003	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	0.922	1.018	1.188	1.636	2.178	3.157	4.328	5.256
OnTR/Swp Spd	0.937	1.027	1.239	1.662/32	2.151/45	3.149/40	4.242/42	5.138/32
OnTR Price	99-25	99-16	100-29	100-20+	100-20	99-28+	100-02	103-14+

1 Mo L	3Mo L	11Cof	Prime
1.120	1.140	2.018	4.000

15Mtg	30Mtg	FN5.5Oct	FN5.0Oct
5.248	6.019	100-25+	98-14

CAP VOLS (years)					
1	2	3	5	10	30
40.880	49.690	44.460	34.620	24.670	19.110

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
23.280	25.510	16.670	12.320

Price-2-Call
No

Prepay Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elb Shift	Burnout Severity	Burnout Timing	Lockin Severity	Lockin Rate	MRate Shift	Refi Ramp	Surge	Model Version	Collateral Override
Settings	0	0	0	0	0	0	0	0	0	0	0	40	DEFAULT

Financial Engineering Group
Greenwich Capital Markets

User: leinwac
September 23, 2003 04:44 PM

03QS173B NB1

Bond Description					
Name / Class:	03QS173B NB1	**Coll. Type:**	WL	**PAC Bands:**	n/a
Cusip:		**Orig. Balance:**	$208,021,243.28	**Settlement Date:**	09/30/2003
Coupon:	5.250000 %	**Net Coupon:**	5.500000 %	**Issue Date:**	09/01/2003
Formula:	N/A	**Gross Coupon:**	6.100000 %	**First Pay Date:**	10/25/2003
Orig. Balance:	$161,471,000.00	**Srvc Fee:**	0.600000 %	**Maturity Date:**	n/a
Factor:	1.00000000	**Orig. Term:**	359 mos	**Days Delay:**	24
Factor date:	09/01/2003	**Current WAM:**	358 mos		
Current Cap:	N/A	**Current Age:**	1 mos		
Current Floor:	N/A	**WAVG Loansize:**	n/a		
Cur. Balance:	$161,471,000.00				

Curve type: Static

CMO Price -> Yield Sensitivity Table

Price	1*0 USR	1*.5 USR	1*1 USR	1*1.5 USR	1*2 USR	NULL	NULL	NULL	NULL
98-16	5.42330	5.57340	5.75370	5.94440	6.14250	5.42330	5.42330	5.42330	5.42330
99-00	5.37280	5.45730	5.55870	5.66600	5.77740	5.37280	5.37280	5.37280	5.37280
99-16	5.32270	5.34210	5.36540	5.39000	5.41560	5.32270	5.32270	5.32270	5.32270
100-00	5.27300	5.22790	5.17370	5.11650	5.05700	5.27300	5.27300	5.27300	5.27300
100-16	5.22360	5.11470	4.98370	4.84530	4.70160	5.22360	5.22360	5.22360	5.22360
101-00	5.17460	5.00240	4.79530	4.57650	4.34940	5.17460	5.17460	5.17460	5.17460
101-16	5.12600	4.89110	4.60850	4.31000	4.00030	5.12600	5.12600	5.12600	5.12600
102-00	5.07770	4.78070	4.42330	4.04570	3.65420	5.07770	5.07770	5.07770	5.07770
102-16	5.02980	4.67120	4.23960	3.78370	3.31120	5.02980	5.02980	5.02980	5.02980
WAL	16.13	5.47	2.98	2.01	1.51	16.13	16.13	16.13	16.13
Mod. Dur	10.07	4.39	2.62	1.84	1.40	10.07	10.07	10.07	10.07
Spread	8.5	196.6	283.3	318.3	303.9	8.5	8.5	8.5	8.5
First Date	10/25/03	10/25/03	10/25/03	10/25/03	10/25/03	10/25/03	10/25/03	10/25/03	10/25/03
Last Date	07/25/29	11/25/17	09/25/11	12/25/08	07/25/07	07/25/29	07/25/29	07/25/29	07/25/29

	1 mo	2 mo	3 mo	4 mo	5 mo	6 mo	7 mo	8 mo	9 mo	10 mo	11 mo	12 mo
CPR												

AVG	1 mo	3 mo	6 mo	9 mo	12 mo	Life
CPR						

These Computational Materials should be accompanied by a one page disclaimer which must be read in its entirety by the addressee of this communication. If such disclaimer is not attached hereto, please contact your Greenwich Capital sales representative.

COB: 09/22/2003	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	0.922	1.018	1.188	1.636	2.178	3.157	4.328	5.256
OnTR/Swp Spd	0.937	1.027	1.239	1.662/32	2.151/45	3.149/40	4.242/42	5.138/32
OnTR Price	99-25	99-16	100-29	100-20+	100-20	99-28+	100-02	103-14+

CAP VOLS (years)					
1	2	3	5	10	30
40.880	49.690	44.460	34.620	24.670	19.110

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
23.280	25.510	16.670	12.320

Price-2-Call
No

1 Mo L	3Mo L	11Cof	Prime
1.120	1.140	2.018	4.000

15Mtg	30Mtg	FN5.5Oct	FN5.0Oct
5.248	6.019	100-25+	98-14

Prepay Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elb Shift	Burnout Severity	Burnout Timing	Lockin Severity	Lockin Rate	MRate Shift	Refi Ramp	Surge	Model Version	Collateral Override
Settings	0	0	-1	0	0	0	0	0	0	0	0	40	DEFAULT